Flash Scientific Technology Inc.



ANNUAL REPORT

335 Anna Ave

Palmetto, GA 30268

0

https://www.flash.technology

This Annual Report is dated April 29, 2021.

BUSINESS

Flash Scientific Technology Inc. is a lightning prediction software that correctly predicts the most critical first strike from a thunderstorm with an accuracy of 96% or greater with the variance being the season the thunderstorms are occurring in. The present software can predict where lightning will form in the atmosphere and then further predict where it will strike the earth in a 1 to 2-mile radius (lightning branches out once formed - so we predict the "strike zone") with the caveat that on rare occasions (0.4% of the time) lightning will strike outside the 1-2 mile radius. The lead time on predictions is between 15 to 25 minutes in advance. Other companies detect only when it comes to lightning meaning they miss the all-important first strike. Flash Scientific Technology Inc. is one of the first that actually predicts the first lightning strike to occur before any storms have developed.

We intend to pursue a software as a service (SaaS) sales model through the mechanism of an application programming interface (API) and related software development toolkit (SDK). We will be targeting three large industries: aviation, insurance, and fire mitigation. Aviation's largest cost is fuel and our technology will enable airlines to land their planes safely faster and also allow them to depart affected airports sooner, minimizing delays. The insurance industry loses 50 billion dollars a year to lightning-related losses, and we can mitigate those losses through integration in smart home devices. Finally, we will use our lead time on first strikes to allow fire personnel to reach wildfires caused by lightning sooner and thereby mitigate losses due to wildfire. At Flash Scientific Technology Inc., we envision a time when every smartphone (or Internet of Things device) in the world may warn its holder of impending danger from lightning.

Previous Offerings

Between 2020 and 2019, we sold 0 shares of common stock in exchange for $0 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $8.00

Number of Securities Sold: 80,000,000

Use of proceeds: Formation

Date: September 01, 2020

Offering exemption relied upon: NA

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $178,000.00

Number of Securities Sold: 3,560,000

Use of proceeds: This raise is currently on-going.

Date: September 17, 2020

Offering exemption relied upon: 506(c)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.15

Number of Securities Sold: 1,500,000

Use of proceeds: General Corporate Purposes

Date: November 09, 2020

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

Flash Scientific Technology Inc. operates a software as a service model and its founder has already spent years developing and patenting an already functional technology for lightning prediction. Because of its limited plant, inventory and net working capital requirements, respectively, we are cautiously optimistic the company could operate for not less than one year, and potentially two years, in the absence of revenue, based on otherwise controllable expenditures related to staffing and (enterprise) customer acquisition.

Foreseeable major expenses based on projections:

We are cautiously optimistic that our major expenses will relate to staffing cost, enterprise customer acquisition, and limited software development. Software development is expected to relate to implementation of development sandbox and an Application Programming Interface. Cloud infrastructure would also be a major expense, though more likely one tied to revenue generation and expressed as a cost of service/cost of goods sold.

Future operational challenges:

Expected operational challenges are sandbox and Application Programming Interface development, office setup, roll-out of key enterprise sales strategy with related staffing, and setup of limited office space in WeWorks.

Future challenges related to capital resources:

The most expensive part of the technological development and patent work have already been absorbed by the founder directly and the intellectual property has been contributed to the company. The future capital resource challenges therefore relate now primarily to the timing and cost of acquiring lage enterprise customers, and the maintenance of the company burn rate until such time as revenue begins.

Future milestones and events:

Flash Scientific Technology Inc. will be securing letters of intent announcements with one or more enterprise customers. This will coincide with the launch of developer sandbox and an Application Programming Interface that will allow for tailroed demonstrations to prospective customers.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $63.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Accounts payable $2536

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jason Deese

Jason Deese's current primary role is with National Weather Service. Jason Deese currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, and President

Dates of Service: August 14, 2020 - Present

Responsibilities: Oversight of all company decisions and financials. The board will decide when compensation will be rendered for services.

Other business experience in the past three years:

Employer: National Weather Service

Title: Lead Meteorologist

Dates of Service: September 20, 1999 - Present

Responsibilities: Forecasting weather for North and Central Georgia including issuing hazardous weather warnings.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jason Deese

Amount and nature of Beneficial ownership: 78,000,000

Percent of class: 76.85

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions

OUR SECURITIES

Our authorized capital stock consists of 250,000,000 shares of common stock, par value $.000001 per share. As of December 31, 2020, 250,000,000 shares of common stock are outstanding.

Our authorized capital stock consists of 50,000,000 shares of preferred stock, par value $.000001 per share. As of December 31, 2020, 50,000,000 shares of preferred stock are outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2021.

Flash Scientific Technology Inc.

By   /s/ *Jason Deese*

    Name: Jason Deese

    Title: Chief Executive Officer

FINANCIAL STATEMENTS

Flash Scientific Technology Inc.

Balance Sheet (Unaudited)

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
SunTrust (9807)	63.00
Total Bank Accounts	**$63.00**
Total Current Assets	**$63.00**
TOTAL ASSETS	**$63.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	2,536.31
Total Accounts Payable	**$2,536.31**
Total Current Liabilities	**$2,536.31**
Total Liabilities	**$2,536.31**
Equity	
APIC	78.00
Common Stock (250,000,000 par .0000001)	25.00
Preferred Stock (50,000,000 par .0000001)	5.00
Retained Earnings	
Net Income	-2,581.31
Total Equity	**$ -2,473.31**
TOTAL LIABILITIES AND EQUITY	**$63.00**

Flash Scientific Technology Inc.

Profit and Loss (Unaudited)

January - December 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	45.00
Legal & Professional Services	2,536.31
Total Expenses	**$2,581.31**
NET OPERATING INCOME	**$ -2,581.31**
NET INCOME	**$ -2,581.31**

CERTIFICATION

I, Jason Deese, Principal Executive Officer of Flash Scientific Technology Inc., hereby certify that the financial statements of Flash Scientific Technology Inc. included in this Report are true and complete in all material respects.

Jason Deese

Principal Executive Officer